

Mail Stop 4631

August 15, 2017

Via E-Mail
Kendall Bertagnole
President
Tribus Enterprises, Inc.
3808 N. Sullivan Rd. Building 13-D
Spokane Valley, WA 99216

> **Re: Tribus Enterprises, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 31, 2017**
> **File No. 333-218683**

Dear Mr. Bertagnole:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2017 letter.

General

1. Please revise the dates on the prospectus cover page to the date of your next amendment. We note that the "Subject to Completion" date is June 9, 2017 and the date of the prospectus is July 14, 2017.

Prospectus Cover Page

2. We note your response to comment two in our letter dated July 28, 2017. We also note that you changed the Per Share (initial public offering) Offering Expenses from $.02 to $.0 but did not revise the calculation of the "Net Proceeds to Our Company" from $.23 to $.25. Please revise to include the correct calculation in the Per Share (initial public offering) Net Proceeds to Our Company column.

3. Also in relation to comment two in our letter dated July 28, 2017, please either remove the column where you would have reflected underwriter discounts and commissions, or revise its heading and related footnote to refer to underwriter discounts and commissions. While you do have expenses associated with the offering, it is not the case that you have the discounts and commissions that would otherwise be reflected here because this offering is being conducted by the company.

4. We note your response to comment three in our letter dated July 28, 2017 and your disclosure on the prospectus cover that your offering will have a "maximum 180 day offering period". Please also state clearly on the prospectus cover the date the offering will end, not merely disclosure about the length of the maximum offering period.

Business Strategy, page 14

5. We note your response to comment seven in our letter dated July 28, 2017, however it does not appear that you added Exhibit 21. Please file Exhibit 21 with your next amendment and list such exhibit in your exhibit index. See Item 601(b)(21) of Regulation S-K.

Plan of Operation, page 16

6. We note your response to comment eight in our letter dated August 10, 2017. Please clarify how the proceeds that will be used to purchase the machinery and material listed in this section are identified in your Use of Proceeds section on page 12. In this regard, we note that the Use of Proceeds disclosure identifies capital expenditures as one of three general corporate purposes, but in the more specific uses of proceeds, allocates funds towards "general operational expenses" and "production and development." Please clarify which of these more specific uses of proceeds encompasses the purchase of machinery and material that is necessary for you to become operational, as discussed in the Plan of Operation.

Description of Capital Stock, page 23

7. We note your response to comment nine in our letter dated August 10, 2017. We note the disclosure regarding both the Class A and Class B Preferred that "preferred shares can be converted at any time . . . without additional corporate consent" is inconsistent with the terms of Section 3(iii)(A) of your Certificate of Incorporation. However, your Certificate of Incorporation only addresses "Series A" preferred stock and appears to provide conversion terms that are determined by the board using its discretion, either quarterly or annually. The Certificate of Incorporation does not specifically provide for "Class B" preferred. Please revise to reconcile your disclosures with the Certificate of Incorporation.

Limitations on Stockholder Actions, page 23
Disclosure of Commission Position on Indemnification, page 29
Item 14. Indemnification of Directors and Officers, page II-1

8. We note your response to comment ten in our letter dated July 28, 2017. We also note your reference to Article 12 of your Certificate of Incorporation on page II-1, but the indemnification provisions contained in the Certificate of Incorporation you have filed are in Section 7. Additional provisions appear in Article IX of your By-Laws. Please make your disclosure in these sections consistent with the indemnification provisions of your Certificate of Incorporation and By-Laws.

9. In addition, in connection with the correction of the typo that erroneously referred to Nevada law as governing your indemnification provisions, please ensure that you file a copy of any corrective amendment to your charter that you have filed or obtained from the Washington Secretary of State as a new exhibit 3.3 to the registration statement.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Elaine A. Dowling, Esq.